Exhibit 99.1

Company Contact:

Katia Fontana
Vice President & Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:

Press@birks.com

BIRKS GROUP PROVIDES A CORPORATE UPDATE

Montreal, Quebec – June 9, 2025 – Birks Group Inc. (the “Company”, “Birks Group” or “we”) (NYSE American LLC: BGI) is pleased to provide an update on its corporate activities.

All figures presented herein are in Canadian dollars.

The Company has entered into a commitment letter with SLR Credit Solutions (“SLR”), one of the Company’s current senior lenders, whereby SLR has committed to provide the Company with an additional term loan of $13.5 million subject to the satisfaction of certain conditions precedent (the “Incremental Loan”). The Incremental Loan would bear interest at the same rate as our current term loan with SLR which is CORRA plus (i) a CORRA adjustment of 0.32% and (ii) 7.75%, and it would be repayable, in full, on December 24, 2026. The proceeds of the Incremental Loan are to be used by the Company to fund a strategic acquisition of jewellery stores (the “Acquisition”) and to fund ordinary course working capital. In connection with the Acquisition, the Company has entered into a share purchase agreement to acquire jewellery stores located in a Canadian province where the Company already operates. The Acquisition is subject to a number of conditions precedent, including certain third-party consents and satisfaction of other conditions and covenants customary for an acquisition of this nature. Contemporaneously with the Incremental Loan, Mangrove Holding S.A., one of the Company’s controlling shareholders, will enter into a loan agreement with the Company to advance $3.75 million of additional indebtedness to fund our working capital requirements, at an annual interest rate of 15%, which would be repayable, in full, on December 24, 2026, subject to the satisfaction of certain conditions precedent.

The Company gives no assurance that it will be able to satisfy these conditions and consummate the proposed Acquisition, Incremental Loan and the Mangrove Holding financing on these or any terms.

The Company continues to be actively engaged in identifying alternative transactions to continue pursuing its strategic goals including raising additional funds through public or private equity, debt financing, and the completion of strategic acquisitions or divestitures.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery and an operator of luxury jewellery, timepieces and gifts retail stores in Canada. The Company operates 18 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one location in Vancouver under the Patek Philippe brand, and three retail locations in Laval, Ottawa and Toronto under the Breitling brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

About SLR Credit Solutions

SLR Credit Solutions (f/k/a Crystal Financial), a portfolio company of SLR Investment Corp., is a leading provider of direct private credit focused on originating, underwriting, and managing asset-based financings.

Forward Looking Statements

This press release contains “forward-looking” statements regarding, among other things: (i) the ability of the Company to consummate modifications to its existing financing structure that will reduce the level of liquidity risk the Company has faced over the past several years and provide funding for investments necessary to further the Company’s strategic initiatives; and (ii) the timing of the execution of the definitive documentation giving effect to the acquisition contemplated by the Incremental Loan and the Acquisition. Forward looking statements can be identified, for example, by their use of words such as: “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future and all statements in this press release other than statements of historical fact are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements, and no assurance can be given that we will be able to consummate the proposed financing and acquisition arrangements upon the terms presently contemplated or at all. Risks and uncertainties related to the proposed financing and acquisition arrangements include, but are not limited to the following: (i) we may be unable to negotiate definitive documentation giving effect to the proposed acquisition and financing; (ii) economic, political and market conditions, including the economies of Canada and the U.S., and tariffs imposed on the importation of goods into Canada, could adversely affect our ability to consummate the proposed financing and acquisition arrangements; (iii) fluctuations in foreign exchange rates and borrowing costs and their related effect on the cost of financing could adversely affect our ability to consummate the proposed financing and acquisition arrangements; (iv) we may be unable to maintain and obtain sufficient sources of liquidity to fund our operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement our business strategy, to maintain relationships with our primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewellers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program, all of which could affect our ability to obtain and consummate the proposed financing and acquisition and our ability to execute our strategic vision; (v) we may be unable to invest in and finance capital expenditures; (vi) we may be unable to maintain our listing on the NYSE American exchange or to list our shares on another national securities exchange; and (vii) our ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2024, as amended on July 18, 2024, and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.